MOLECULAR TEMPLATES, INC.

9301 Amberglen Blvd, Suite 100

Austin, Texas 78729

June 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	Molecular Templates, Inc.
Registration Statement on Form S-3
Filed June 4, 2020
File No. 333-238937
Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Molecular Templates, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-238937), as amended by that Amendment No. 1 to the Registration Statement filed on June 16, 2020 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on June 18, 2020, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact Mathew J. Gardella, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-1735.

Very truly yours, Molecular Templates, Inc.

/s/ Eric E. Poma
By: Eric E. Poma Title: Chief Executive Officer and Chief Scientific Officer

cc:	Matthew J. Gardella, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.